SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 14)

Arconic Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

03965L100
(CUSIP Number)

Elliott Investment Management L.P. 40 West 57th Street New York, NY 10019 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2020**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This amendment is being filed to fulfill the initial filing obligation of Elliott Investment Management L.P. which, effective January 1, 2020, is the investment manager of Elliott Associates, L.P. ("Elliott Associates") and Elliott International, L.P. ("Elliott International") and has been delegated all voting and investment power over the securities held by Elliott Associates and Elliott International (and their respective subsidiaries). Accordingly, Elliott Associates, Elliott International and Elliott International Capital Advisers Inc. are no longer reporting persons on this filing. The initial Schedule 13D filing and all prior amendments were made under CIK 0000904495.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03965L100	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,565,658
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,565,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 41,565,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 03965L100	Schedule 13D/A	Page 3 of 6 Pages

 The following constitutes Amendment No. 14 to the Schedule 13D ("Amendment No. 14"). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a)-(c) This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership ("EIM" or the "Reporting Person"), the investment manager of Elliott Associates, L.P., a Delaware limited partnership ("Elliott") and Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International" and together with Elliott, the "Elliott Funds"), with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries. Elliott Investment Management GP LLC, a Delaware limited liability company ("EIM GP"), is the sole general partner of EIM. Paul E. Singer ("Singer") is the sole managing member of EIM GP.

EIM

The business address of EIM is 40 West 57th Street New York, New York 10019.

The principal business of EIM is to act as investment manager for Elliott and Elliott International.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	40 West 57th St. New York, New York 10019	General partner of EIM

EIM GP

The business address of EIM GP is 40 West 57th Street, New York, New York 10019.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of EIM GP.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer's principal business is to serve as the sole managing member of EIM GP.

CUSIP No. 03965L100	Schedule 13D/A	Page 4 of 6 Pages

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above. Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the shares of Common Stock reported herein is approximately $874,125,556.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) - (d) are hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based upon 432,941,063 shares of Common Stock outstanding as of November 1, 2019 as reported in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2019 filed with the Securities and Exchange Commission (the "SEC") on November 5, 2019.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) No persons other than the Elliott Funds and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by EIM.

CUSIP No. 03965L100	Schedule 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Elliott Funds have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to an aggregate of 17,798,992 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 4.1% of the shares of Common Stock of the Issuer). The Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Person disclaims beneficial ownership in the Subject Shares.

CUSIP No. 03965L100	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 13, 2020

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President